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                               December 4, 2023

       Nikhil Kalghatgi
       Principal Executive Officer and Director
       Investcorp India Acquisition Corp
       Century Yard, Cricket Square
       Elgin Avenue
       PO Box 1111
       George Town
       Grand Cayman, Cayman Islands KY1-1102

                                                        Re: Investcorp India
Acquisition Corp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed April 17,
2023
                                                            Form 10-Q for the
interim period ending June 30, 2023
                                                            Filed August 17,
2023
                                                            File No. 001-41383

       Dear Nikhil Kalghatgi:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       General

   1. Reference is made to risk factor disclosures within your definitive proxy statement filed on July 19, 2023, where
you acknowledge foreign ties and discuss the impact on your
                                                        ability to complete
your initial business combination. Please revise future periodic filings to include the same
disclosure.
       Form 10-Q for the interim period ending June 30, 2023

       Note 10. Subsequent Events, page 18

   2. Please tell us and revise future filings to disclose how the promissory note will be settled
 Nikhil Kalghatgi
Investcorp India Acquisition Corp
December 4, 2023
Page 2
         if a business combination does not take place by the prescribed date. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameNikhil Kalghatgi                            Sincerely,
Comapany NameInvestcorp India Acquisition Corp
                                                              Division of
Corporation Finance
December 4, 2023 Page 2                                       Office of Real
Estate & Construction
FirstName LastName